

Mail Stop 4720

August 6, 2015

Mr. Daniel R. Kadolph
Executive Vice President and Chief Financial Officer
Centrue Financial Corporation
122 West Madison Street
Ottawa, Illinois 61350

> **Re:** **Centrue Financial Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 31, 2015**
> **CIK No. 0001019650**

Dear Mr. Kadolph:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest interim period completed of June 30, 2014. In addition, please update the associated financial information in applicable sections of the filing as appropriate.

Cautionary Statement Regarding Forward-Looking Statements, page 16

2. We note your response to comment 4. Your revised disclosure indicates that you intend for the "forward-looking statements" to be subject to the safe harbors for forward-looking

statements. Please advise why you believe you are eligible to take advantage of the safe harbor or revise to make clear that you are not relying upon the safe harbor.

Selected Consolidated Financial and Other Data, page 19

3. We note your response to comment 5. Based on the shares information available on the consolidated balance sheets on page F-3, it appears that period end common shares for March 31, 2015 are 6,484,286 and 151,194 for December 31, 2014. The difference in the period end common shares for December 31, 2014 leads to different per share amounts for both book value per share and tangible book value per share. Please reconcile these differences and revise if appropriate.

Management, page 54

4. We note your response to comment 10. Please revise to clarify Mr. Battles's occupation from 2010 to 2012 to provide five years of business experience required by Item 401(e) of Regulation S-K. In addition, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Battles should serve as a director, in light of your business and structure.

Selling Stockholders, page 62

5. We note your disclosure elsewhere that you issued shares to certain institutional investors as part of your recapitalization in March 31, 2015. Please revise to clarify if these investors are also the selling stockholders identified herein. If they are not, please briefly describe the circumstances under which the selling stockholders received the shares.

6. We note your response to comment 1 in which you indicate that you intend to register the resale of 4,833,209 shares pursuant to this registration statement. Please update your selling stockholders table and your Summary section to provide this information.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-6

7. We note your response to comment 16. Please tell us whether the accumulated dividends of $920,784 were included in the $9.4 million of accumulated dividends reversed in 2013 as disclosed on page F-47. Additionally, please tell us why you considered the accumulated dividends of $920,784 in your calculation of the amount to be added to net income available to common stockholders in the 2014 EPS calculation. Refer to ASC 260-10-S99-2 in this regard.

Finally, please tell us how the difference between the accumulated dividends of $920,784 and the dividends of $881,120 included as part of the exchange, or $39,664, was added to net income available to common stockholders in the 2014 EPS calculation. It appears that the net income available to common stockholders balance utilized in Note 16. Earnings per Share on page F-56 agree to the corresponding balance on the consolidated statements of income on page F-5 without any adjustments.

Part II – Information Not Required In Prospectus

Item 15 – Recent Sales of Unregistered Securities

8. For the issuances disclosed in this section, please disclose the facts relied upon to meet the exemptions claimed. Refer to Item 701(d) of Regulation S-K for guidance.

You may contact Mike Volley at 202-551- 3437 or John Nolan at 202-551-3492 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3391with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services I

cc: Jude M. Sullivan, Esq. (V*ia E-mail*)